EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)
(Unaudited)

Three Months Ended March 31, 2017
Earnings:
Income before income taxes	$862
Add:
Fixed charges	52
Less:
Income from equity investees	(3)
Capitalized interest	(1)
Income as adjusted	$910
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$34
Rents of one-third representative of interest factor	17
Capitalized interest	1
Total fixed charges	$52
Ratio of earnings to fixed charges	17.5